UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nikola Corporation

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

654110-10-5

(CUSIP Number)

DeWitt C. Thompson, V

Thompson Nikola, LLC

1245 Bridgestone Boulevard

LaVergne, TN 37086

(615) 251-8694

With a copy to:

R. Alston Hamilton

Miller & Martin, PLLC

1200 Volunteer Building

832 Georgia Avenue

Chattanooga, TN 37402

(423) 785-8409

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 8

CUSIP No. 654110-10-5

(1)	Names of reporting persons Thompson Nikola, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (see instructions)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Tennessee, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 21,593,927 [See Items 2 and 5]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 21,593,927 [See Items 2 and 5]
(11)	Aggregate amount beneficially owned by each reporting person 21,593,927 [See Items 2 and 5]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 6.0%
(14)	Type of reporting person (see instructions) OO (LLC)

SCHEDULE 13D	Page 3 of 8

CUSIP No. 654110-10-5

(1)	Names of reporting persons Thompson Nikola II, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (see instructions)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Tennessee, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 21,593,927 [See Items 2 and 5]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 21,593,927 [See Item 2 and 5]
(11)	Aggregate amount beneficially owned by each reporting person 21,593,927 [See Items 2 and 5]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 6.0%
(14)	Type of reporting person (see instructions) OO (LLC)

SCHEDULE 13D	Page 4 of 8

CUSIP No. 654110-10-5

(1)	Names of reporting persons Legend Capital Partners
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (see instructions)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Tennessee, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 21,593,927 [See Items 2 and 5]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 21,593,927 [See Items 2 and 5]
(11)	Aggregate amount beneficially owned by each reporting person 21,593,927 [See Items 2 and 5]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 6.0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 5 of 8

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Nikola Corporation, a Delaware corporation formerly known as VectoIQ Acquisition Corp. (the “Issuer”). The address of the principal executive office of the Issuer is 4141 E. Broadway Road, Phoenix, Arizona 85040.

On March 2, 2020, the Issuer (a NASDAQ listed company), Nikola Corporation, a Delaware corporation (“Old Nikola”), and VCTIQ Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), entered into a Business Combination Agreement, dated as of March 2, 2020 (the “Business Combination Agreement”). Pursuant to the terms of the Business Combination Agreement, on June 3, 2020 (the “Effective Date”), Old Nikola in effect became a public company through a reverse merger whereby Merger Sub merged with and into Old Nikola (the “Merger”), with Old Nikola surviving the Merger and becoming a wholly-owned subsidiary of the Issuer with its name changed to Nikola Subsidiary Corporation. Immediately prior to the effective time (the “Effective Time”) of the Merger, each share of Old Nikola’s convertible preferred stock, including Series AA Seed Preferred Stock, Series BB Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, in each case with a par value of $0.00001 per share (the “Old Nikola Preferred Stock”), was automatically converted into an equal number of shares of Old Nikola’s common stock, with a par value of $0.00001 per share (the “Old Nikola Common Stock”). At the Effective Time of the Merger, each share of Old Nikola Common Stock issued and outstanding immediately prior to the Effective Time of the Merger was cancelled and converted into the right to receive the number of shares of the Issuer’s Common Stock equal to an exchange ratio of 1.901. In addition, in connection with the Merger, VectoIQ Acquisition Corp. changed its name to Nikola Corporation. The shares of Common Stock of the Issuer now trade on The NASDAQ Stock Market under the symbol “NKLA”.

SCHEDULE 13D	Page 6 of 8

Item 2. Identity and Background.

(a)-(c), (f) This Schedule 13D is jointly filed by (i) Thompson Nikola, LLC, a Tennessee limited liability company (“Thompson Nikola”), (ii) Thompson Nikola II, LLC, a Tennessee limited liability company (“Thompson Nikola II”), and (iii) Legend Capital Partner, a Tennessee general partnership (“Legend”) (collectively, the “Reporting Persons”). The principal business of each Reporting Person is owning and holding securities for investment purposes. The principal business address of each Reporting Person is 1245 Bridgestone Boulevard, LaVergne, Tennessee 37086.

(d)-(e) During the last five years, none of the Reporting Persons, nor any person identified in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the purchase of the Issuer’s securities by the Reporting Persons was the working capital of the Reporting Persons.

Beginning in 2016 and at various times thereafter prior to the Merger, the Reporting Persons provided working capital to Old Nikola and received shares of Old Nikola in exchange therefor.

In connection with and immediately prior to the Merger, all shares of Old Nikola were effectively and automatically converted into an equal number of shares of Old Nikola Common Stock. At the effective time of the Merger, each share of Old Nikola Common Stock was cancelled and automatically converted into the right to receive 1.901 shares of the Issuer’s Common Stock. As a result, in connection with the Merger, Thompson Nikola, Thompson Nikola II and Legend received 5,674,485, 3,520,370 and 12,399,072 shares, respectively, of the Issuer’s Common Stock.

Item 4. Purpose of Transaction.

The responses to Items 1 and 3 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the securities of the Issuer reported herein for investment purposes, and not with the intent to affect any change in the control of the Issuer. DeWitt C. Thompson, V (“Mr. Thompson”), who is the President of each of Thompson Nikola and Thompson Nikola II and the Managing Partner of Legend, has served on the Board of Directors of Old Nikola since 2017. Mr. Thompson was elected to serve on the Issuer’s Board of Directors upon consummation of the Merger and continues to serve in such capacity.

The Reporting Persons will review their investment in the Issuer’s Common Stock on the basis of various factors, including but not limited: (i) the Issuer’s business, financial condition, results of operations and prospects; (ii) the business strategy and actions of the management and board of directors of the Issuer to enhance value to the stockholders of the Issuer; (iii) the value and price of Issuer’s Common Stock; (iv) the value, price and the availability and nature of opportunities to dispose of Issuer’s Common Stock; (v) general economic and industry conditions; (vi) stock market conditions; (vii) other developments and other investment opportunities; and (viii) other plans and requirements of the

SCHEDULE 13D	Page 7 of 8

Reporting Persons and their affiliates. Based upon such review, the reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time.

If any of the Reporting Persons believes that future investment in the Issuer is attractive, such Reporting Person(s) may acquire shares of the Issuer’s Common Stock or other securities of the Issuer either in the open market or in individually negotiated transactions. Similarly, depending on market and numerous other factors, the Reporting Persons may determine to dispose of some or all of the shares of the Issuer’s Common Stock currently owned by them.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, depending on their assessment of the factors described above, the Reporting Persons may, from time to time, modify their present intentions as stated in this Item 4.

Item 5. Interest in Securities of the Issuer.

The responses to Items 2, 3 and 4 of this Schedule 13D are incorporated herein by reference.

As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 21,593,927 shares of the Issuer’s Common Stock, representing 6.0% of the Issuer’s outstanding Common Stock, based upon 360,904,478 outstanding shares of the Issuer’s Common Stock as stated by the Issuer in the Issuer’s Current Report on Form 8-K filed on June 8, 2020.

By virtue of their relationship with Mr. Thompson, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), 21,593,927 shares of the Issuer’s Common Stock.

Each of the Reporting Persons disclaims membership in a group with any of the other Reporting Persons, but they join in this filing as a result of their affiliate relationship with Mr. Thompson. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person, or Mr. Thompson, is the beneficial owner of any of the shares of the Issuer’s Common Stock that he or it may be deemed to beneficially own due to such affiliate relationship, other than to the extent of his or its pecuniary interest in such Reporting Person(s).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

In connection with the Merger, as of the Effective Date, the Reporting Persons entered into a Lock-Up Agreement with the Issuer which restricts the number of the Issuer’s shares of Common Stock that the Reporting Persons may, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or agree to do so, for a period of up to 180 days. This summary is qualified by the actual terms of the Lock-Up Agreement, a copy of which is included with this Schedule 13D as Exhibit 2.

SCHEDULE 13D	Page 8 of 8

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Lock-Up Agreement dated June 3, 2020 by and among Nikola Corporation and the Reporting Persons

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

THOMPSON NIKOLA, LLC

Date: June 17, 2020	Signature:	/s/ DeWitt C. Thompson, V
	Name:	DeWitt C. Thompson, V
	Title:	President

THOMPSON NIKOLA II, LLC

	Signature:	/s/ DeWitt C. Thompson, V
	Name:	DeWitt C. Thompson, V
	Title:	President

LEGEND CAPITAL PARTNERS

	Signature:	/s/ DeWitt C. Thompson, V
	Name:	DeWitt C. Thompson, V
	Title:	Managing Partner